Exhibit 99.2

SAI.TECH GLOBAL CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2021	As of June 30, 2022
	(US$)	(US$)
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	22,984	16,500
Accounts receivable	1,174	680
Amount due from related parties	—	61
Inventories	198	159
Cryptocurrencies	83	54
Deposits, prepayments and other current assets, net	1,022	5,253
Total current assets	25,461	22,707

Property and equipment, net	4,345	3,184
Intangible assets, net	265	174
Operating lease right-of-use assets	43	407
Total assets	30,114	26,472

Liabilities and equity
Current liabilities:
Accounts payable	2,720	149
Operating lease liabilities-current	17	152
Advance from customers	62	59
Accrued and other liabilities	25	123
Income tax payable	1	1
Amount due to related parties	160	28
Total current liabilities	2,985	512
Operating lease liabilities-non-current	27	255
Total Liabilities	3,012	767

Commitments and contingencies - Note 12

Shareholders’ equity:
*Class A Ordinary shares ($0.0001 par value; authorized 330,369,366 shares; issued and outstanding 12,933,653 shares as of December 31, 2021 and June 30,2022)	1	1
*Class B Ordinary shares ($0.0001 par value; authorized 9,630,634 shares; issued and outstanding 9,630,634 shares as of December 31, 2021 and June 30,2022)	1	1
Additional paid-in capital	42,365	46,579
Accumulated deficit	(15,348)	(20,794)
Accumulated other comprehensive income/(loss)	83	(82)
Total shareholders’ equity	27,102	25,705
Total Liabilities and shareholders’ equity	30,114	26,472

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SAI.TECH GLOBAL CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the Six Months Ended June 30,
	2021	2022
	(US$)	(US$)
	(Unaudited)	(Unaudited)
Revenues	7,990	5,376
Cost of revenues	6,849	4,774
Gross Profit	1,141	602

Sales and marketing expenses	122	238
General and administrative expenses	910	2,574
Research and development expenses	230	129
Impairment of long-lived assets	53	70
Total operating expenses	1,315	3,011

Loss from operations	(174)	(2,409)
Other income, net	32	(320)
Loss before income tax	(142)	(2,729)
Income tax expenses	(33)	-
Net loss	(175)	(2,729)

Other comprehensive loss
Foreign currency translation loss	(37)	(118)
Total comprehensive loss	(212)	(2,847)

Loss per ordinary share*
Basic and diluted	(0.008)	(0.121)

Weighted average number of ordinary shares outstanding*:
Basic & Diluted	22,564,287	22,564,287

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements